Nicholas-Applegate Global Equity & Convertible Income Fund
February 28, 2009 (unaudited)	Annual Shareholder Meeting Results

Annual Shareholder Meeting Results
The Fund held its annual meeting of shareholders on December 16, 2008. Shareholders voted to re-elect Robert E. Connor, Hans W. Kertess and William B. Ogden, IV and to elect Diana L. Taylor as Trustees, as indicated below.

	Affirmative	Withheld Authority
Re-election of Robert E. Connor – Class I to serve until 2011	6,143,813	162,102
Re-election of Hans W. Kertess  Class I to serve until 2011	6,145,813	160,102
Re-election of William B. Ogden, IV  Class I to serve until 2011	6,147,963	157,952
Election of Diana L. Taylor  Class II to serve until 2009	6,149,163	156,752

Messrs. Paul Belica, John C. Maney and R. Peter Sullivan III continue to serve as Trustees. Mr. John J. Dalessadro II served as a class III Trustee of the Fund until his death on September 14, 2008.